National Retail Properties, Inc.

450 South Orange Avenue, Suite 900

Orlando, Florida 32801

(407) 265-7348

July 3, 2012

Via EDGAR and FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Daniel L. Gordon
Jorge L. Bonilla

	Re:	National Retail Properties, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-11290

Dear Gentlemen:

Please find the responses of National Retail Properties, Inc. (the “Company”, “we”, “us” or “our”) to your letter dated June 21, 2012, providing comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “10-K”). In order to facilitate the review of this letter by the Staff of the Securities and Exchange Commission (the “Commission”), we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 24, 2012

Item 1. Business, page 1

1.	We note that you have at least two tenants that account for over 5% of your annual rent. In future Exchange Act periodic reports, please discuss if and how you monitor the credit quality of your significant tenants. In addition, please confirm to us that if, based on this monitoring, you determine there has been a material deterioration in the credit quality of a significant tenant, then you will address this trend in future Exchange Act periodic reports.

Response:

The two tenants that account for more than 5% of our rents in 2011 are both publicly traded companies with rated debt. We have access to their publicly filed financial information as well as confidential store level data, which we monitor. We believe both of these tenants currently generate operating profits that are not deteriorating and are sufficient to pay us rent in accordance with the lease terms. In future Exchange Act periodic reports, we will discuss any material deterioration in the credit quality of our significant tenants that we believe may jeopardize their ability to pay us rent.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.	In future Exchange Act periodic reports please expand your MD&A to discuss any material trends between average rents on expiring space and rents on new and renewed leases, as adjusted for concessions.

Response:

Given our long term lease structure, we have very low lease expirations in any given year and we have maintained very high occupancy. For example, the maximum percentage of scheduled lease expirations in any year through 2016 is 3.2% and our occupancy rate for our portfolio properties has been above 96% for the past five years. Also, over the past five years, 87% of expiring leases were renewed at substantially similar rents with only $310,000 of tenant improvements provided (in total). Accordingly, rents from new and renewed leases historically have not had a material impact on changes in our rental revenues or operating results, and we have not identified any material trends in these factors. However, we will include disclosure in our future Exchange Act periodic reports to discuss any material trends to the extent we identify such trends.

Property Acquisitions, page 22

3.	In future Exchange Act periodic reports, please discuss any material trends related to acquisitions, such as yields on recent acquisitions, target yields on future acquisitions and amount of potential acquisitions available, which may impact the extent to which you may be able to generate external FFO growth. To the extent you provide yield information, please disclose how you calculate yield for these purposes.

Response:

Our property acquisition approach focuses on relationships with retailers and positioning ourselves to acquire properties leased to those retailers when appropriate opportunities arise. From time to time we also may pursue portfolios of properties that may be marketed. While we have a historical record of acquiring properties, our approach to acquisitions provides us limited visibility of specific potential acquisitions with any reasonable degree of certainty. From 2005 to 2011, our average annual yields on acquisitions have ranged from 8.4% to 9.5%. With the improving economy and the declining cost of capital over the past two years, these yields have declined to 8.4% in 2011 and we expect them to decrease marginally in 2012. We calculate these initial yields on acquisitions as the contractual first year cash base rent divided by the total cost of the property. In future filings we will include disclosure of material trends in our acquisition yields and how we calculate those yields.

4.	We note your disclosure that total dollar invested includes dollars invested in projects under construction or tenant improvements. In future filings please expand your disclosure in MD&A to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations, and other capital expenditures (i.e. capitalized interest, capitalized payroll, etc.) by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capitalized expenditures should reconcile to the capitalized expenditures included in cash flow from investing activities within the consolidated statement of cash flows.

Response:

We have historically combined “construction” activity in “total dollars invested” because our “construction” activity is effectively a multi-staged funding of a property acquisition rather than a typical construction or development. Our “construction” activity typically involves an acquisition of undeveloped land pursuant to a lease on which the tenant completes the construction of the building, which we subsequently fund. Since such a property is subject to a lease and we do not bear typical development risks, we do not view this type of acquisition differently than our traditional acquisitions of developed land with a completed building other than the timing of acquisition payments. Accordingly, we believe it is more appropriate to include such amounts in total dollars invested.

Historically, we have not broken out our capital expenditures between tenant improvements, redevelopment/renovations and other capital expenditures because such amounts have been immaterial. In 2011, the aggregate amount spent on these items was less than 1% of our total dollars invested. However, we will expand our disclosure, reconcile to the consolidated statement of cash flows and itemize these amounts in future filings if they become material.

Revenue from Continuing Operations Analysis, page 22

5.	In future Exchange Act periodic reports, please expand your analysis to address the relative impact of same store portfolio performance changes and within the same store discussion address the relative impact of changes in same store occupancy and same store average rent. Please also include disclosure on how you define the “same store” pool.

Response:

Given our long term net lease structure and consistent property level performance, changes in our occupancy rate and same store rent changes have been immaterial to our changes in Revenue from Continuing Operations. However, we will continue to monitor these factors and make appropriate disclosure if they become material in the future.

Consolidated Statements of Cash Flows, page 45

6.	Please refer to our comment above on your disclosure on page 22 relating to property acquisitions. It appears that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance. For 2011 please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

Response:

Historically, due to our long term net leases and consistently high level of occupancy, we have incurred an immaterial amount of capital expenditures. In 2011, the Company incurred less than $700,000 of capital expenditures on its $3.3 billion of real estate assets. Given the relatively minimal amount, we believe separating these line items is immaterial to investors. If capital expenditures increase to a material amount, the Company will break out such amounts on the statement of cash flows in future filings.

Note 1. Organization and Summary of Significant Accounting Policies

Real Estate Portfolio, page 47

7.	We note your disclosure that NNN records the acquisition of real estate at cost, including acquisition costs. Please tell us and clarify in future filings, how you considered ASC 805-10-25-23 in determining how to account for acquisition-related costs.

Response:

The Company records acquisition costs associated with a real estate business combination in accordance with ASC 805-10-25-23. These acquisition costs are expensed at the time of acquisition. A real estate acquisition outside the scope of a business combination is recorded at cost, including acquisition and closing costs. In future filings, the Company will provide such additional disclosure for clarity.

8.	Please tell us, and disclose in future filings, the amount of interest cost capitalized. Refer to ASC 835-20-50-1.

Response:

The Company recorded $1,213,000, $617,000 and $1,243,000 in capitalized interest expense for the years ended December 31, 2011, 2010 and 2009, respectively which we previously deemed to be immaterial. In future filings, the Company will provide such additional disclosure.

If you have any further questions or require additional information, please do not hesitate to contact me at (407) 265-7348.

Thank you for your consideration in these matters.

Sincerely,

/s/ Kevin B. Habicht
Kevin B. Habicht
Executive Vice President, Chief Financial Officer,
Treasurer and Assitant Secretary
National Retail Properties, Inc.

cc: Jeffrey B. Grill, Pillsbury Winthrop Shaw Pittman LLP

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